SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For November 2007
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes                  No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2007, incorporated by reference herein:

Exhibit

99.1    Release dated November 1, 2007, entitled “APPOINTMENT OF INDEPENDENT NON-
          EXECUTIVE DIRECTOR”.
99.2    Release dated November 1, 2007, entitled “REPORT TO SHAREHOLDERS FOR THE
          FIRST QUARTER ENDED 30 SEPTEMBER 2007 OF THE 2008 FINANCIAL YEAR”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: November 1, 2007
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the Company”)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

In compliance with Rule 3.59 of the JSE Limited Listings Requirements, DRDGOLD is pleased to announce that, with effect from Thursday 1 November 2007, Edmund Jeneker has been appointed as an Independent Non-Executive Director of the Company.

Mr Jeneker trained as an accountant and over the past ten years he has specialised in business strategy and general management.

He currently holds the position of General Manager, Western Cape Province at ABSA Bank
Limited (“ABSA”). His experience and achievements include the following:
-     Western Cape Regional Manager at Deloitte & Touche responsible for international trade and investments in the tax division;
-     Head of World Bank Competitiveness Fund in the Western and Eastern Cape;
-     Financial Controller at SwissRe South Africa;
-     Member of the Board of the Western Cape Business Opportunities Forum;
-     Leader of the strategy for integrating Barclays Bank Limited and ABSA in the Northern
      Cape;
-     Best ABSA General Manager, Retail Bank, 2006;
-     Black Management Forum (Northern Cape) Manager of the Year, 2006; and
-     Finalist, Black Management Forum, National Manager of the Year, 2006.
Randburg
1 November 2007

Sponsor
BDO QuestCo

REPORT TO SHAREHOLDERS FOR THE FIRST QUARTER ENDED
30 SEPTEMBER 2007
2008 FINANCIAL YEAR
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa • Registration No. 1895/000926/06
JSE share code: DRD • ISIN: ZAE000058723
Issuer code: DUSM • NASDAQ trading symbol: DROOY
(“DRDGOLD” or “the company”)
KEY FEATURES
•   DRDGOLD disposes of its stake in Emperor
•   DRDGOLD cash resources increase to R897 million
•   DRDGOLD SA gold production increases by 11% for the quarter
•   DRDGOLD SA profit after taxation increases by 136% for the quarter
•   Blyvoor firms up on uranium and sulphur surface resources
•   Blyvoor’s surface gold resource increases by 236% to 1.69 million oz
REVIEW OF OPERATIONS
Quarter
Quarter
Quarter
Sep
Jun
%
Sep
Group
2007
2007
Change
2006
Gold production
South African operations
oz
89 157
80 505
11
91 339
kg
2 773
2 504
11
2 841
Discontinued operations
oz
10 033
10 562
(5)
58 858
kg
311
329
(5)
1 829
Group
oz
99 190
91 067
9
150 197
kg
3 084
2 833
9
4 670
Cash operating costs
South African operations
US$ per oz
584
587
1
503
ZAR per kg
133 673
134 456
1
115 821
Discontinued operations
US$ per oz
1 017
906
(12)
528
ZAR per kg
233 707
206 775
(13)
121 792
Group
US$ per oz
628
624
(1)
526
ZAR per kg
143 761
144 176
–
121 185
Gold price received
US$ per oz
693
681
2
625
ZAR per kg
158 598
155 198
2
143 963
Capital expenditure
US$ million
5.1
8.3
39
14.2
ZAR million
36.5
58.6
38
101.6
GROUP RESULTS
Gold production oz
SA Operations
oz
$/oz
70 000
75 000
80 000
85 000
90 000
Dec 06
Mar 07
Jun 07
Sep 07
Revenue $/oz
SA Operations
500
550
600
650
700
Dec 06
Mar 07
Jun 07
Sep 07
Cash operating costs $/oz
Exhibit 99.2

STOCK

Issued capital
376 141 981 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 389 374 236
Stock traded
JSE
NASDAQ
Average volume for the quarter per day (’000) 1 127 2 346
% of issued stock traded (annualised) 78 163
Price• High R6.19 US$0.876
• Low R3.50 US$0.473
• Close R5.50 US$0.804
FORWARD-LOOKING STATEMENTS
Many factors could cause the actual results, performance or
achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled “Risk Factors” included in our annual report for the fiscal year ended 30 June 2006, which we filed with the United States
Securities and Exchange Commission on 22 December 2006 on Form
20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-
looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.
OVERVIEW
Dear shareholder
Safety
With deep regret I must record the death of two people in work-related incidents during the quarter under review.
Mr Samuel Vini, an hydraulic pick driver employed by a contractor, died when he was struck by a silo undergoing demolition at the metallurgical plant of East Rand Proprietary Mines Limited (“ERPM”), and Mr Paul Ngxakazela, a rock drill operator, in a rock fall underground at ERPM. Notwithstanding, these fatalities occurred in the same period that ERPM recorded significant improvements in both its Disabling Injury
Frequency Rate (“DIFR”) – from 19.96 to 6.33 – and its Reportable
Injury Frequency Rate (“RIFR”) – from 7.6 to 3.21.
DRDGOLD SA’s other operations, Blyvooruitzicht Gold Mining Company
Limited (“Blyvoor”) and Crown Gold Recoveries (Pty) Limited (“Crown”),
while fatality-free in the quarter under review, recorded mixed performances in respect of disabling and reportable injuries. While
Blyvoor’s RIFR improved from 3.24 to 2.97, its DIFR deteriorated slightly from 6.23 to 6.44. Crown’s RIFR improved from 2.12 to 0.99 but its DIFR deteriorated from 4.24 to 5.99. A range of campaigns and programmes are in place throughout the Group’s operations to effect and maintain improvements in safety.
Increased imposition by the Department of Minerals and Energy (“DME”)
of Section 54 notices in terms of the Mine Health and Safety Act following fatalities in the mining industry has drawn substantial media and public attention in recent weeks.At Blyvoor in the current quarter two fatalities occurred – one tramming-related and the other a consequence of a rock burst – both within weeks of the mine being awarded the Minister of
Minerals and Energy’s safety award in the deep-level, metalliferous category, for the mine with the best safety improvement.
In the case of both fatalities, the DME imposed Section 54 notices. In respect of the latter, the effect was suspension of all underground operations at all three shafts, pending the completion of an independent risk assessment, which would inform the DME’s decision of further steps to be taken.
Efforts to engage with the DME to explain, amongst other things, the safety consequences of a total suspension of operations for an unspecified period of time proved fruitless and the company had no option but to seek a court order to relieve the blanket ban.
I am anxious to remove any residual suspicion there may be that the company’s action was prompted by a concern over lost production or simple ‘bloody-mindedness’. As a Group we are firmly committed to the imperative that safety always takes precedence over production, and we accept fully both the need for regulation and the regulator’s role in matters of safety. It is pleasing to report that mine management, the DME and organised labour are now working together in a more co-operative manner that augurs well for the future.
Production
Group gold production rose by 9% to 99 190oz, reflecting an 11%
increase in South African gold production to 89 157oz. Gold production from the Tolukuma mine in Papua New Guinea decreased by 5% to
10 033oz.
Each of the South African operations – Blyvoor, Crown and ERPM –
contributed positively to DRDGOLD SA’s improvement, indicative of
DRD Closing Share Price
7
Dec 06
Mar 07
Jun 07
Sep 07
6.5
6
5.5
5
4.5
4
Rand

the continued benefits flowing from the company’s ongoing
stabilisation programme.
In this results announcement, Tolukuma is designated a discontinued
operation, reflecting the conclusion earlier in the current quarter of
DRDGOLD’s disposal of its 78.72% interest in Emperor Mines
Limited (“Emperor”) (refer to Corporate developments below).
Financial
Revenue from the continuing South African operations was 13% higher at
R433.0 million, reflecting improved production and a higher average gold price received. After accounting for cash operating costs of
R370.7 million (previous quarter R336.7 million), cash operating profit was 38% higher at R62.3 million.
Emperor narrowed its R66.8 million loss in the previous quarter to
R56.6 million in the quarter under review and after accounting for a
R1.0 billion profit (before minority interest) from Emperor’s sale of its
20% interest in the Porgera Joint Venture in Papua New Guinea, the
Group’s net profit for the quarter under review was R964.1 million
(previous quarter loss: R161.6 million).
Corporate developments
Earlier in the second quarter, DRDGOLD announced the sale of its
78.72% interest in Emperor to institutional investors for a total consideration of A$56 million (R340.9 million), drawing to a close the Group’s challenging – indeed, troubled – mining investment experience in Australasia. At the same time, the company re-stated its intention to focus solely on opportunities in South Africa and to apply the cash received from the Emperor disposal to:
– improving efficiencies of its existing South African mines;
– expanding its South African surface retreatment operations; and
– developing its uranium and exploration potential in the country.
Looking ahead
Continuing improvement in the performance of our existing South
African operations (covered in greater detail later in this report)
points to the success of our ongoing programme to stabilise these operations. Further, it reinforces our decision to exit from our
Australasian interests and to ‘come home’, so to speak, and focus all of our resources here.
Work on our Ergo Mining Joint Venture with Mintails SA (“the Ergo JV”)
continues apace, with recovery of slimes from the Elsburg Tailings
Complex and retreatment through the refurbished Brakpan plant at an initial rate of 1.25 million tons a month expected to yield some
200kg of gold a month when the project gets underway. The boards of the partners in the Ergo JV have approved a capital investment of
R400 million, with excellent prospects for further growth from gold, uranium and sulphuric acid production.
On the matter of uranium, we report elsewhere in this document on our declaration of a 17.5 million lbs uranium resource for our Blyvoor tailings dams, coupled with a 0.8 million tons sulphur resource and a
236% increase in the mine’s surface gold resource to 1.69 million oz, and on additional exploration programmes under way at our other operations to further define and quantify our uranium potential.
Encouraging updates are also provided on our underground
exploration activities and project developments.
With the Australasian exit now complete, I am confident we have all of the resources – a good mix of assets above and below ground, enthusiastic executive and management teams and a robust balance sheet – to position us well to establish a solid home base.
JOHN SAYERS
Chief Executive Officer
1 November 2007

CONDENSED CONSOLIDATED INCOME STATEMENT

Quarter
Quarter Quarter
Sep
Jun Sep
2007
2007 2006
Restated* Restated*
(Unaudited)
Rm
Rm
Rm
Continuing operations
Gold and silver revenue
433.0
381.8 406.2
Cash operating costs
(370.7)
(336.7) (329.0)
Cash operating profit
62.3
45.1 77.2
Administration and general other costs
(22.8)
(20.3) (27.1)
Share-based payments
0.5
(1.6) (3.4)
Care and maintenance costs
(2.5)
(2.5) (2.1)
Profit from operations
37.5
20.7 44.6
Retrenchment costs
(1.1)
– –
Investment (expense)/income
(2.3)
6.6                       (6.9)
Finance expense
(8.4)
12.0
(8.2)
Net operating profit
25.7
39.3 29.5
Rehabilitation
(4.7)
(10.7) (3.1)
Depreciation
(19.7)
(10.8) (12.2)
(Loss)/profit on financial instruments
–
(8.6) –
Movement in gold in process
(0.6)
2.5 0.8
Profit before taxation
0.7
11.7 15.0
Taxation
–
(0.2)
(0.1)
Profit after taxation
0.7
11.5 14.9
Profit on sale of investments
12.0
0.1 –
Impairment
–
(21.5) –
Discontinued operation
Loss for the period from discontinued operation
(56.6)
(66.8) (95.3)
Profit on sale of investments
1 008.0
– –
Impairment
–
(84.9) –
Net profit/(loss) for the period
964.1
(161.6)
(80.4)
Attributable to:
Minority interest
207.0
(35.6) (14.3)
Ordinary shareholders of the company
757.1
(126.0)
(66.1)
964.1
(161.6)
(80.4)
Headline profit/(loss) per share – cents
– From continuing operations
0.2
2.4 2.8
– From total operations
(11.7)
(10.2) (20.6)
Basic profit/(loss) per share – cents
– From continuing operations
3.4
(17.3) 2.8
– From total operations
201.8
(34.2) (20.6)
Calculated on the weighted average ordinary shares issued of:
375 196 329
368 254 618 321 092 406
Diluted headline loss per share – cents
(11.7)
(10.2) (20.6)
Diluted basic profit/(loss) per share – cents
201.8
(34.2) (20.6)
* Restated to account for Emperor as a discontinued operation
The condensed consolidated financial statements below are prepared in accordance with International Financial
Reporting Standards (“IFRS”)

SEGMENTAL INFORMATION

As at
As at As at
30 Sep
30 Jun 30 Sep
2007
2007 2006
(Unaudited)
Rm
Rm Rm
Assets
Property, plant and equipment
627.0
649.8 2 016.1
Investments
59.8
59.7 39.0
Environmental trust funds
79.2
75.8 62.9
Other non-current assets
–
– 245.7
Current assets
1 177.0
1 161.9
928.7
Inventories
58.2
108.7 260.5
Accounts receivable
58.9
65.0 123.8
Financial assets
–
6.0 12.2
Cash and cash equivalents
425.4
135.3 517.2
Assets classified as held for sale
634.5
846.9 15.0
1 943.0
1 947.2 3 292.4
Equity and liabilities
Equity
1 251.8
143.5 1 093.3
Shareholders’ equity
1 073.8
141.2
850.2
Minority shareholders’ interest
178.0
2.3
243.1
Long-term borrowings
49.2
49.2 335.9
Post-retirement and other employee benefits
20.9
26.0 20.7
Provision for environmental rehabilitation
279.8
282.6 332.4
Deferred mining and income taxes
–
104.3 96.2
Current liabilities
341.3
1 341.6 1 413.9
Accounts payable and accrued liabilities
250.8
422.1 541.3
Financial liabilities
–
– 199.3
Current portion of long-term borrowings
–
790.3 673.3
Liabilities classified as held for sale
90.5
129.2
–
1 943.0
1 947.2
3 292.4
Quarter Sep 2007
Quarter Jun 2007
South
Australasia
South Australasia
Africa Discontinued
Other
Africa Discontinued Other
Rm
Rm
Rm
Rm Rm Rm
Gold and silver revenue
433.0
66.3
–
381.8 69.5 –
Cash operating costs
(370.7)
(72.7)
–
(336.7) (71.8)
–
Cash operating profit/(loss)
62.3
(6.4)
–
45.1 (2.3) –
Administration and general other costs
(13.8)
(13.5)
(9.0)
(14.0) (12.8) (6.3)
Share-based payments
–
–
0.5
– (8.2) (1.6)
Exploration costs
–
(7.1)
–
– (3.6) –
Care and maintenance costs
–
–
(2.5)
– –
(2.5)
Profit/(loss) from operations
48.5
(27.0)
(11.0)
31.1 (26.9) (10.4)
Retrenchment costs
(0.4)
–
(0.7)
– (7.3) –
Investment income
4.8
(24.8)
(7.1)
3.0
10.9                   3.6
Finance expense
(6.3)
(29.6)
(2.1)
3.8 (37.2) 8.2
Net operating profit/(loss)
46.6
(81.4)
(20.9)
37.9
(60.5)
1.4
Rehabilitation
(3.6)
–
(1.1)
(9.1) 0.4 (1.6)
Depreciation
(23.9)
(6.2)
4.2
(14.1) (0.3) 3.3
Profit/(loss) on financial instruments
–
0.6
–
(9.2) (2.8) 0.6
Movement in gold in process
(0.7)
(12.4)
0.1
2.5 (1.5)
–
Profit/(loss) before taxation
18.4
(99.4)
(17.7)
8.0 (64.7) 3.7
Taxation
–
(31.8)                     –
(0.2) (8.8) –
Deferred taxation
–
74.6
–
– 6.7 –
Profit/(loss) after taxation
18.4
(56.6)
(17.7)
7.8
(66.8)
3.7
CONDENSED CONSOLIDATED BALANCE SHEET

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Quarter
Quarter Quarter
Sep
Jun Sep
2007
2007 2006
(Unaudited)
Rm
Rm Rm
Balance at the beginning of the period
143.5
239.8 1 015.3
Share capital issued
26.6
54.7
41.5
– for acquisition finance and cash
28.0
44.9 40.0
– for share options exercised
–
– 0.3
– increase in share-based payment reserve
(0.5)
9.8 3.4
– for costs
(0.9)
–
(2.2)
Net profit/(loss) attributed to ordinary shareholders
757.1
(126.0) (66.1)
Net profit/(loss) attributed to minority shareholders
207.0
(35.6) (14.3)
Currency translation adjustments and other
117.6
10.6 116.9
Balance as at the end of the period
1 251.8
143.5 1 093.3
Reconciliation of headline profit/(loss)
Net profit/(loss)
757.1
(126.0) (66.1)
Adjusted for:
– Impairments
–
86.4 –
– Impairment from discontinued operation
–
20.2 –
– Minority share of impairment
–
(13.8) –
– Minority share of impairment from discontinued operation
–
(4.3) –
– Profit on sale of Porgera
(1 008.0)
– –
– Minority share of profit on sale of investments
219.0
(0.1) –
– Profit on sale of investments
(12.0)
(0.1) –
Headline loss
(43.9)
(37.7)
(66.1)
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
Quarter
Quarter Quarter
Sep
Jun Sep
2007
2007 2006
(Unaudited)
Rm
Rm Rm
Net cash outflow from operations
(35.1)
(36.1) (11.5)
Working capital changes
(274.6)
173.2 71.2
Net cash in/(out)flow from investing activities
1 870.4
(61.0) (105.8)
Net cash (out)/inflow from financing activities
(1 059.6)
(3.7) 38.4
Increase/(decrease) in cash and cash equivalents
501.1
72.4 (7.7)
Translation adjustment
258.5
(61.2) 35.9
Opening cash and cash equivalents
137.7
126.5 489.0
Closing cash and cash equivalents
897.3
137.7 517.2
Cash classified as assets held for sale included in the closing balance
471.9
2.4 –
Reconciliation of net cash outflow from operations
Net operating profit
25.7
39.3 29.5
Net operating loss from discontinued operations
(81.4)
(60.5)
(41.9)
(55.7)
(21.2) (12.4)
Adjusted for:
Interest provision
3.9
– 7.0
Amortisation of convertible cost
–
0.8 1.7
Financial instruments
(0.6)
2.8 4.2
Unrealised foreign exchange loss/(gain)
38.1
(6.1) 16.4
Growth in Environmental Trust Funds
(1.8)
(2.8) (0.8)
Other non-cash items
38.5
3.3 3.4
Interest paid
(34.2)
0.5 (12.2)
Taxation paid
(23.3)
(13.4) (18.8)
Net cash outflow from operations
(35.1)
(36.1)
(11.5)

South African operations
Blyvoor
Quarter
Quarter % Quarter
Sep 2007
Jun 2007 Change Sep 2006
Ore milled
Underground t’000
194
184 5 182
Surface t’000
856
932 (8) 966
Total t’000
1 050
1 116 (6) 1 148
Yield
Underground g/t
5.03
4.74 6 5.15
Surface g/t
0.31
0.34 (9) 0.33
Total g/t
1.18
1.07 11 1.10
Gold produced
Underground oz
31 347
28 036 12 30 125
kg
975
872 12 937
Surface oz
8 488
10 255 (17) 10 352
kg
264
319 (17) 322
Total oz
39 835
38 291 4 40 477
kg
1 239
1 191 4 1 259
Cash operating costs
Underground US$ per oz
667
665 – 627
ZAR per kg
152 673
152 290 – 144 491
ZAR per tonne
767
722 (6) 744
Surface US$ per oz
406
283 (44) 293
ZAR per kg
92 992
64 627 (44) 67 565
ZAR per tonne
29
22 (32) 23
Total US$ per oz
611
563 (9) 542
ZAR per kg
139 956
128 810 (9) 124 817
ZAR per tonne
165
137 (20) 137
Cash operating profit US$ million
2.8
3.9 (28) 3.2
ZAR million
20.0
28.3 (29) 23.0
Capital expenditure (net) US$ million
1.9
2.5 24                      2.7
ZAR million
13.7
17.7 23                    19.1
Total gold production rose by 4% to 39 835oz, reflecting a 12% increase in gold produced from underground to 31 347oz. Gold produced from surface sources was 17% lower at 8 488oz.

Higher underground gold production resulted from a 5% increase in throughput to 194 000t and a 6% increase in average grade to 5.03g/t. Lower levels of seismicity, improved stoping layouts, cleaner mining and better ventilation were among the factors that contributed to the improved performance.

An 8% decline in throughput to 856 000t and a 9% drop in average grade to 0.31g/t resulted in lower surface gold production. Harder, poorer-grade material recovered from the No 4 slimes dam and blended with higher-grade material to offset future rehabilitation liabilities compromised performance.An upgrade of the transfer station, commissioning of a wider diameter residue line and steps to increase the power of the water column are expected to contribute to improved recoveries going forward.

Total cash operating costs were 9% higher at US$611/oz.While underground cash operating costs were virtually unchanged at US$667/oz, surface cash operating costs rose by 44% to US$406/oz. Cash operating profit was down 29% at R20.0 million, reflecting lower surface gold production.

The Way Ahead Project to access No 2 Sub-shaft reserves from levels 27 to 35 of No 5 Shaft continued on schedule during the quarter. Stoping is expected to begin in March 2008.
KEY OPERATING AND FINANCIAL RESULTS (UNAUDITED)
Production oz
32 000
34 000
36 000
38 000
40 000
Dec 06
Mar 07
Jun 07
Sep 07
Revenue $/oz
Cash operating margin $/oz
500
550
600
650
700
Dec 06
Mar 07
Jun 07
Sep 07
Cash operating costs $/oz
$/oz
Gold production oz
oz

Crown
Quarter
Quarter
% Quarter
Sep 2007
Jun 2007
Change Sep 2006
Ore milled t’000
2 147
2 107 2 2 056
Yield g/t
0.35
0.33 6 0.42
Gold produced oz
24 371
22 667 8 27 521
kg
758
705 8 856
Cash operating costs US$ per oz
515
507 (1) 423
ZAR per kg
117 825
116 026 (2) 97 453
ZAR per tonne
42
39 (8) 41
Cash operating profit US$ million
4.1
3.6 14 5.5
ZAR million
29.3
25.6 14 39.1
Capital expenditure (net) US$ million
0.2
1.5 87 1.0
ZAR million
1.5
10.1 85 7.1
Gold production was 8% higher at 24 371oz.Throughput rose by 2% to 2 147 000t at an average grade of 0.35g/t, indicative of continuing benefit from recent infrastructural upgrades.

Although cash operating costs rose by 1% to US$515/oz, a consequence mainly of higher cyanide and lime prices and winter power tariffs, cash operating profit increased by 14% to R29.3 million.
Production build-up from the new, 3L2 slimes dam continues according to plan.
ERPM
Quarter
Quarter
%
Quarter
Sep 2007
Jun 2007
Change Sep 2006
Ore milled
Underground t’000
80
68 18 76
Surface t’000
511
500 2 435
Total t’000
591
568 4 511
Yield
Underground g/t
5.96
5.68 5 7.49
Surface g/t
0.58
0.44 32 0.36
Total g/t
1.31
1.07 23 1.42
Gold produced
Underground oz
15 336
12 410 24 18 325
kg
477
386 24 570
Surface oz
9 615
7 137 35 5 016
kg
299
222 35 156
Total oz
24 951
19 547 28 23 341
kg
776
608 28 726
Cash operating costs
Underground US$ per oz
676
840 19 510
ZAR per kg
154 828
192 358 20 117 481
ZAR per tonne
923
1 092 15 880
Surface US$ per oz
498
535 7 599
ZAR per kg
114 063
122 599 7 137 949
ZAR per tonne
67
55 (22) 49
Total US$ per oz
608
728 17 529
ZAR per kg
139 121
166 887 17 121 879
ZAR per tonne
183
179 (2) 173
Cash operating profit/(loss) US$ million
1.8
(1.2) 250 2.1
ZAR million
13.0
(8.8) 248 15.1
Capital expenditure (net) US$ million
0.9
2.0 55 1.1
ZAR million
6.2
14.5 57 8.1
Total gold production increased by 28% to 24 951oz, indicative of better performance from both the underground and surface operations.

Underground throughput rose by 18% to 80 000t and the average grade by 5% to 5.96g/t, resulting in a 24% increase in gold production to 15 336oz. Infrastructural upgrades in the eastern longwall area have contributed substantially to the improvement. Previously reported faulting is a challenge likely to continue for some months.

Underground mining of the Main Reef and Main Reef Leader at the mine’s Cason Shaft by an independent contractor is proceeding at a rate of between 2 000 and 3 000 tpm at an average grade of 13g/t.The mined ore is treated through a separate stream at the ERPM plant. Mining is expected to continue for up to three years.
Gold production oz
Production oz
22 000
24 000
26 000
28 000
30 000
Dec 06
Mar 07
Jun 07
Sep 07
Revenue $/oz
Cash operating margin $/oz
350
400
500
600
700
Dec 06
Mar 07
Jun 07
Sep 07
650
550
450
Cash operating costs $/oz
oz
$/oz
KEY OPERATING AND FINANCIAL RESULTS (UNAUDITED)

Surface gold production increased by 35% to 9 615oz, primarily as a consequence of a 32% improvement in the average grade to 0.58g/t.Throughput was 2% higher at 511 000t.
Total cash operating costs were 17% lower at US$608/oz, reflecting a 19% decrease in underground cash operating costs to US$676/oz and a 7% decrease in surface cash operating costs to US$498/oz. Higher production and lower costs resulted in a R13.0 million cash operating profit compared with an R8.8 million loss in the previous quarter.
Pumping of 60 megalitres of water a day from the Hercules Basin via recently upgraded pumping infrastructure is scheduled to begin shortly. The water will be used by the Crown surface retreatment operation. Completion of the extensive plugging project to isolate the Far East Vertical Shaft from rising water in the Central Witwatersrand Basin has been postponed to January 2008 to fit in with the mine’s capital expenditure programme.
Work to reduce the ERPM plant footprint is 90% complete, and is expected to substantially reduce the mine’s rehabilitation obligation in the longer term.
Discontinued operations
Tolukuma
Quarter
Quarter %
Quarter
Sep 2007
Jun 2007 Change Sep 2006
Ore milled t’000
45
49 (8) 43
Yield g/t
6.91
6.71 3 8.77
Gold produced oz
10 033
10 561 (5) 12 141
kg
311
329 (5) 377
Cash operating costs US$ per oz
1 017
906 (12) 835
ZAR per kg
233 707
206 775 (13) 192 634
ZAR per tonne
1 615
1 388 (16) 1 689
Cash operating loss US$ million
(0.9)
(2.4) 63 (3.0)
ZAR million
(6.5)
(17.3) 62 (20.8)
Capital expenditure (net) US$ million
2.1
1.6 (31) 2.0
ZAR million
15.0
11.0
(36) 14.3
Gold production for the quarter was 5% lower at 10 033oz reflecting an 8% decrease in ore milled. Production during the quarter was impacted by power supply issues which resulted in reduced operations in the mill and underground. DRDGOLD announced on 22 October 2007 that it had disposed of its entire interest in Emperor.
Porgera
Quarter
Quarter % Quarter
(20% share of Joint Venture)
Sep 2007
Jun 2007 Change Sep 2006
Ore milled t’000
–
– – 262
Yield g/t
–
– – 3.48
Gold produced oz
–
– – 29 379
kg
–
– – 913
Cash operating costs US$ per oz
–
– – 401
ZAR per kg
–
– – 92 539
ZAR per tonne
–
– – 322
Cash operating profit US$ million
–
2.5 (100) 4.5
ZAR million
–
16.2 (100) 32.2
Capital expenditure (net) US$ million
–
0.7 100 1.8
ZAR million
–
4.4 100 12.9
At a general meeing held on 27 July 2007, DRDGOLD shareholders approved the disposal by Emperor of its 20% interest in the Porgera Joint Venture to a subsidiary of Barrick Gold Corporation for a purchase consideration of US$250.0 million.The sale transaction was completed on 17 August 2007 for a final cash consideration of US$255.0 million, which included interest.The legal effective date of the transaction was 1 April 2007.
Gold production oz
Production oz
17 000
19 000
21 000
25 000
27 000
Dec 06
Mar 07
Jun 07
Sep 07
23 000
Revenue $/oz
Cash operating margin $/oz
600
750
Dec 06
Mar 07
Jun 07
Sep 07
700
650
Cash operating costs $/oz
oz
$/oz

KEY OPERATING AND FINANCIAL RESULTS (UNAUDITED)

Vatukoula
Quarter
Quarter % Quarter
Sep 2007
Jun 2007 Change
Sep 2006
Ore milled t'000
–
– – 80
Yield g/t
–
– – 6.74
Gold produced oz
–
– – 17 338
kg
–
– – 539
Cash operating costs US$ per oz
–
– – 642
ZAR per kg
–
– – 148 006
ZAR per tonne
–
– – 997
Cash operating loss US$ million
–
– – (1.7)
ZAR million
–
– – (12.4)
Capital expenditure (net) US$ million
–
– – 5.6
ZAR million
–
– –
40.0
CASH OPERATING COSTS RECONCILIATION
South African Operations
Total Mine
R000 unless otherwise stated
Crown
ERPM
Blyvoor
Operations
Total cash costs
Sep 07 Qtr
96 019
116 383
178 574
390 976
Jun 07 Qtr 87 473 105 645 158 442 351 560
Movement in gold in process
Sep 07 Qtr
422
(1 294)
211
(661)
Jun 07 Qtr (447) 3 982 (1 043) 2 492
Less: exploration, production taxes,
Sep 07 Qtr
3 498
2 882
1 577
7 957
rehabilitation and other costs Jun 07 Qtr (83) 2 210 1 607 3 734
Less: retrenchment costs
Sep 07 Qtr
–
359
–
359
Jun 07 Qtr – 73 – 73
Less: corporate and general administration
          costs
Sep 07 Qtr
3 632
3 890
3 802
11 324
Jun 07 Qtr
5 311 5 877 2 379 13 567
Cash operating costs
Sep 07 Qtr
89 311
107 958
173 406
370 675
Jun 07 Qtr 81 798 101 467 153 413 336 678
Gold produced – kg
Sep 07 Qtr
758
776
1 239
2 773
Jun 07 Qtr 705 608
1 191 2 504
Total cash operating costs – R/kg
Sep 07 Qtr
117 825
139 121
139 956
133 673
Jun 07 Qtr
116 026 166 887 128 810 134 456
Total cash operating costs – US$/oz
Sep 07 Qtr
515
608
611
584
Jun 07 Qtr
507 728 563 587

EXPLORATION AND DEVELOPMENT

Blyvoor
Surface
A 17.5 million lbs uranium and 0.8 million ton sulphur resource for the Blyvoor tailings dams, and a 236% increase in the mine’s surface gold mineral resource to 1.69 million oz, which include 134 000oz of surface rock dump resource, has been declared. The resource estimate was conducted by RSG Global, using information obtained from a 36-hole drilling and sampling programme and ensured that appropriate QA/QC procedures and assaying at an accredited laboratory were undertaken.
The mineral resources as tabulated below are classified in accordance with the South African Code for reporting of Mineral Resources and Mineral Reserves (“SAMREC”). The Resources also conform to the Australian Code for Reporting of Mineral Resources and Ore Reserves (“JORC”), the National Instrument 43-101 and the Security Exchange Commission (“SEC”) Guide 7 definitions.
Uranium mineral resource for the Blyvoor tailings dams (30 August 2007)
Dump
Classification
Million tonnes
U grade (g/t)
U content (lbs)
Blyvoor 1 Indicated 7.104 48 749,000
Blyvoor 4 & 5 Indicated 15.738 64 2,217,000
Blyvoor 6 Indicated 19.899 47 2,073,000
Blyvoor 7 Indicated 42.532 48 4,517,000
Doornfontein 1 Indicated 22.542 83 4,141,000
Doornfontein 2 Indicated 9.496 85 1,776,000
Doornfontein 3
Indicated 17.115 53 1,997,000
Total
Indicated                                   134.426
59
17,470,000
Sulphur mineral resource for the Blyvoor tailings dams (30 August 2007)
Dump
Classification
Million tonnes
S grade (%)
S content (tonnes)
Blyvoor 1 Indicated 7.104 0.47 33,100
Blyvoor 4 & 5 Indicated 15.738 0.94 147,800
Blyvoor 6 Indicated 19.899 0.57 112,900
Blyvoor 7 Indicated 42.532 0.58 246,100
Doornfontein 1 Indicated 22.542 0.51 115,500
Doornfontein 2 Indicated 9.496 0.47 45,000
Doornfontein 3 Indicated
17.115 0.55 94,500
Total
Indicated
134.426 0.59 794,900
Gold mineral resource for the Blyvoor tailings dams (30 August 2007)
Dump
Classification
Million tonnes
Au grade (g/t)
Au content (oz)
Blyvoor 1 Indicated 7.104 0.24 55,100
Blyvoor 4 & 5 Measured 15.738 0.73 371,500
Blyvoor 6 Indicated 19.899 0.29 184,700
Blyvoor 7 Indicated 42.532 0.37 502,000
Doornfontein 1 Indicated 22.542 0.30 215,000
Doornfontein 2 Indicated 9.496 0.30 91,900
Doornfontein 3 Indicated 17.115 0.24 132,200
Total Measured 15.738 0.73 371,500
Total Indicated
118.688 0.30 1,180,900
Underground
The exploration drilling programme to evaluate the south-west down dip extension of the ore body south of the Boulder Dyke is currently in the opening up phase.
Crown
Exploration drilling is currently under way to define the uranium potential of all Crown’s current deposition sites.
ERPM
The drilling of two holes on 66 level Drive West confirmed the presence of 30m and 10m wide dykes. Drilling from 73 East 4 is currently at 65m, the expected position of a major fault. Further drilling from 73 East 1 panel will firm up on the position of the major structure and ascertain if lateral displacement by younger strike faults has occurred. An independent technical review (“CPR”) conducted by RSG Global has upgraded the Elsburg tailings dams from an indicated to a measured resource (171.6 million tons at 0.31g/t). Additional work is being undertaken to define uranium and sulphur resources for the dams.
ERPM Extension 1 (Sallies)
During the quarter, prospecting was confined within the mining lease area. However, on completion of the current drilling at 73 East 4, drilling will begin from 70 level footwall drive east to prospect within Extension 1.The DME has granted permission to overstope exploration development.
ERPM Extension 2 (Sallies)
Historical geological reports and plans pertaining to ERPM Extension 2 have been sourced, categorised and reviewed. Securing of additional information, including boreholes and sampling data, is in progress.
Argonaut
An application for an extension to the granted prospecting right was rejected on the grounds that the revised prospecting area underlies a residential township. Consequently, no exploration activity was conducted within the granted prospecting right during the quarter under review. A request for ministerial approval in terms of Section 48 of the Mineral and Petroleum Resources Development Act to apply for a permit over the residential area is being pursued.

DIRECTORS
(*British) (**Australian) (***American)
Executive:
Non-executives:
Company Secretary:
JWC Sayers (Chief Executive Officer) J Turk *** TJ Gwebu
Alternate:
Independent non-executives:
JH Dissel (Acting Chief Financial Officer) RP Hume
GC Campbell* (Non-Executive Chairman)
D Blackmur ** (Senior Non-Executive Director)
For further information, contact John Sayers at:
Tel: (+27-11) 219-8700 • Fax: (+27-11) 476-2637 • website: http://www.drdgold.com
Ebsco House 4, 299 Pendoring Avenue, Blackheath, Randburg, South Africa • PO Box 390, Maraisburg, 1700, South Africa
Change to the Board of Directors
DRDGOLD is pleased to announce that Mr Edmund Jeneker has joined the board as an independent non-executive director with effect from 1 November 2007.
2008 FINANCIAL YEAR
DRDGOLD LIMITED